Exhibit 12

ConAgra Foods Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Thirteen weeks ended August 26, 2012
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$368.1
Add (deduct):
Fixed charges	63.2
Distributed income of equity method investees	8.8
Capitalized interest	(1.7)

Earnings available for fixed charges (a)	$438.4

Fixed charges:
Interest expense	$50.1
Capitalized interest	1.7
One third of rental expense (1)	11.4

Total fixed charges (b)	$63.2

Ratio of earnings to fixed charges (a/b)	6.9

(1)	Considered to be representative of interest factor in rental expense.